Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Components of Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may largely vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping, as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses, net. Our research and development expenses, net, consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which were capitalized in accordance with ASC 985-20 and ASC 350-40. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, amortization of intangible assets, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts and other general corporate expenses.

Financial expenses, net. Our financial expenses, net, consists primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans, other fees and commissions paid to banks.

Taxes. Our tax expenses consist of current corporate tax expenses in various locations and changes in tax deferred assets and liabilities, as well as reserves for uncertain tax positions.

Results of Operations

The following table presents consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30, 2017 (Unaudited)		Six months ended June 30, 2018 (Unaudited)
	$	%	$	%
Revenues	169,355	100	171,603	100
Cost of revenues	117,848	69.6	115,250	67.2
Gross profit	51,507	30.4	56,353	32.8
Operating expenses:
Research and development, net	12,235	7.2	14,035	8.2
Selling and marketing	19,776	11.7	20,931	12.2
General and administrative	9,570	5.6	9,649	5.6
Total operating expenses	41,581	24.5	44,615	26.0
Operating income	9,926	5.9	11,738	6.8
Financial expenses, net	(3,079)	(1.8)	(4,680)	(2.7)
Taxes on income	(1,993)	(1.2)	(1,762)	(1.0)
Net income	4,854	2.9	5,296	3.1

Six months ended June 30, 2018 compared to six months ended June 30, 2017

Revenues. Revenues increased by 1.3% from $169.4 million in the first six months of 2017 to $171.6 million in the first six months of 2018, an increase of $2.2 million. Revenues in India increased from $77.2 million in the first six months of 2017 to $80.3 million in the first six months of 2018. Revenues in the Africa region decreased from $7.5 million in the first six months of 2017 to $5.6 million in the first six months of 2018. Revenues in the APAC region decreased from $24.9 million in the first six months of 2017 to $23.2 million in the first six months of 2018. Revenues in Latin America increased from $23.8 million in the first six months of 2017 to $25.6 million in the first six months in 2018. Revenues in the Europe region increased from $18.2 million in the first six months of 2017 to $19.5 million in the first six months of 2018. Revenues in North America region decreased from $17.8 million in the first six months of 2017 to $17.4 million in the first six months of 2018.

Cost of Revenues.  Cost of revenues decreased by 2.2% from $117.8 million in the first six months of 2017 to $115.2 million in the first six months of 2018, a decrease of $2.6 million. This decrease was attributable mainly to lower material costs of $3.4 million and decrease in shipping costs of $2.2 million, partially offset by an increase in cost of services of $3.0 million, all related to shift in mix of revenues from products to more services. The decrease in product revenues was mainly in NA, APAC and Africa. The increase in revenues from services was mainly in APAC and India.

Gross Profit.  Gross profit as a percentage of revenues increased from 30.4% in the first six months of 2017 to 32.8% in the first six months of 2018. This increase is mainly attributed to the Company`s cost reduction activities with respect to materials cost, supply chain and regional salaries and travel expenses.

Research and Development Expenses, Net. Our research and development expenses, net, increased by 14.7% from $12.2 million in the first six months of 2017 to $14.0 million in the first six months of 2018, an increase of $1.8 million. The increase was primarily due to an increase of $1.5 million in salary and related expenses, primarily relates to the strengthening of the NIS against the USD as well as decrease of $0.3 million in OCS (Office of the Chief Scientist) grants. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures.

Selling and Marketing Expenses. Selling and marketing expenses increased by 5.8% from $19.8 million in the first six months of 2017 to $20.9 million in the first six months of 2018. This increase was primarily attributable to the increase of approximately $1.2 million in commission expenses.

General and Administrative Expenses. General and administrative expenses remained around the same level, with a minor increase of $0.1 million from $9.5 million in the first six months of 2017 to $9.6 million in the first six months of 2018.

Financial expenses, Net. Financial expenses, net, increased by 52.0% from $3.1 million in the first six months of 2017 to $4.7 million in the first six months of 2018, an increase of $1.6 million. This increase was mainly attributable to an increase in exchange rate differences related mainly to the EURO, to our activity in Venezuela and India as well as an increase in invoicing factoring and LC discounting expenses especially in India, partially offset by a decrease in interest paid on loans and credit line fees.

Taxes on income. Taxes on income decreased by 11.6% from $2.0 million in the first six months of 2017 to $1.8 million in the first six months of 2018, a decrease of $0.2 million. This decrease was attributed to the decrease in current taxes on income of $0.3 million due to our sales and distribution subsidiaries, a decrease in taxes from previous years of $0.1 million as well as a decrease in FIN 48 reserves of $0.1 million related to changes in our tax exposures. The decrease was partially offset by an increase in deferred taxes of $0.3 million, due to a deferred tax assets utilization in the first six months of 2018.

Net income. Net income increased from $4.8 million in the first six months of 2017 to $5.3 million in the first six months of 2018, an increase of $0.5 million. The increase was attributable primarily to higher gross profit as well as a lower tax expenses, offset by higher financial and operating expenses.

Liquidity and Capital Resources

As of June 30, 2018, we had approximately $29.4 million in cash and cash equivalents.

As of June 30, 2018, our cash investments were comprised entirely of short-term, highly liquid investments with original maturities of up to three months. Most of these investments were in U.S. dollars.

We have a committed credit facility with a maximum line of credit of $85 million in the form of bank guarantees and $40 million in the form of loans, available for our use from a syndicate of four banks, for which we pay commitment fees. The credit facility is provided by the syndicate with each bank agreeing severally (and not jointly) to make its agreed portion of the credit loans to us in accordance with the terms of the credit agreement which includes a framework for joint decision making powers by the banks. As of June 30, 2018, we had $40 million available under our credit facility in the form of loans and $80 million in bank guarantees were outstanding in respect of tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to our customers.

The credit agreement contains financial and other covenants requiring that we maintain, among other things, minimum shareholders` equity, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable, and a minimum cash covenant. Any failure to comply with the covenants, including for poor financial performance, may constitute a default under the credit agreement and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an immediate repayment of all outstanding amounts under the credit facilities. The credit facility is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets.  As of June 30, 2018, the Company met all of its covenants.

Net cash provided by operating activities was $8.6 million for the six months ended June 30, 2018.

In the first six months of 2018, our cash provided by operating activities was affected by the following principal factors:

•	our net income of $5.3 million;

•	a $3.5 million of depreciation and amortization expenses; and

•	a $1.8 million increase in deferred revenues paid in advance; and

•	a $1.0 million increase in stock based compensation expenses; and

•	a $7.0 million decrease in inventories, net of write-offs;

These factors were offset by:

•	a $10.2 million decrease in trade payables, net of accrued expenses and other accounts payables.

Net cash provided by operating activities was $10.0 million for the six months ended June 30, 2017.

In the first six months of 2017, our cash provided by operating activities was affected by the following principal factors:

•	our net income of $4.9 million;

•	a $4.6 million of depreciation and amortization expenses; and

•	a $1.0 million increase in deferred revenues paid in advance; and

•	a $18.8 million increase in trade payables and accrued liabilities;

These factors were offset by:

•	a $10.6 million increase in inventories, net of write-offs; and

•	a $9.3 million increase in trade and other receivables, net;

 Net cash used in investing activities was approximately $5.3 million in the first six months of 2018 attributed to the purchase of property and equipment of $4.0 million and the purchase intangible assets of $1.3 million, compared to $3.5 million used in investing activities in the first six months of 2017, entirely attributed to the purchase of property and equipment of $3.5 million.

Net cash provided by financing activities was approximately $0.4 million in the first six months of 2018, attributed to proceeds from exercises of share options, compared to $8.8 million used in the first six months in 2017 attributed to repayment of a bank loan of $9.0 million, partially offset by proceeds from exercises of share options of $0.1.

Our capital requirements are dependent on many factors, including working capital requirements to finance the business activity of the Company, and the allocation of resources to research and development, marketing and sales activities. We may decide to raise capital if and when we may require, subject to changes in our business activities.

We believe that current cash and cash equivalent balances together with the credit facility available with the lenders will be sufficient for our requirements through at least the next 12 months.